EXHIBIT 1
                                                                       ---------


October 23, 2009

Robert Knauss
Chairman
Special Committee of the Board of Directors
XO Holdings, Inc.
13865 Sunrise Valley Drive
Herndon, VA 20171

Dear Bob:

On September 28, 2009, the Special Committee of the Board of Directors of XO Holdings, Inc. ("XO") announced that it did not support the offer by ACF Industries Holding Corp. ("ACF Holding"), an entity wholly owned by Carl Icahn, the Chairman and holder of a majority of the outstanding shares of XO, to acquire all of the outstanding shares of XO's common stock which it does not own for $0.55 net per share in cash. ACF Holding hereby increases its offer to purchase such shares to an aggregate of $0.80 net per share in cash. This offer will expire at 6:00 pm (EST) on Monday, October 26, 2009.

This letter shall not constitute a binding agreement between us and no agreement shall exist between us regarding the foregoing unless and until we enter into mutually satisfactory definitive agreements. Please do not hesitate to contact the undersigned at 212-702-4300 with any questions or comments.


                                                  Very truly yours,

                                                  ACF INDUSTRIES HOLDING CORP.


                                                  By: /s/ Keith Cozza
                                                      ---------------
                                                      Name:  Keith Cozza
                                                      Title:  Vice President


cc:  Carl Grivner
     Simone Wu